Exhibit 28.1



                                               FOR IMMEDIATE RELEASE
                                               February 9, 2001
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                    ANNOUNCES 2000 EARNINGS and cash dividend

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced earnings for the year ended December 31, 2000 of $1.3 million compared to $2.6 million for the same period 1999. For the year ended December 31, 2000, basic and diluted earnings per common share were $0.80 and $0.79 respectively compared to $1.59 and $1.54 for the same period 1999. This represents a 49.7% decrease in 2000 basic earnings per common share compared to 1999, resulting primarily from a substantial increase in provisions for loan losses and decrease in net interest income due to shrinking margins during 2000.

Northeast Indiana Bancorp, Inc. also has announced that the Corporation will pay a cash dividend of $0.11 per share for the quarter ended December 31, 2000. This is the twenty-second consecutive quarterly cash dividend. The dividend is payable on February 28, 2001 to shareholders of record on February 16, 2001.

For the quarter ended December 31, 2000 the additional provisions to the general allowances were added to maintain the general reserves for loan losses based on the current loan mix. The provision for the quarter ended December 31, 2000 was $317,000, or $50,000 greater than the provision for the same quarter last year. The loans associated with the increased provision for the quarter ended September 30, 2000 have been written off and the collateral of repossessed autos, leased vehicles and leases and contracts have been recorded at fair market value.

Northeast Indiana Bancorp's fourth quarter income for 2000 was $274,000 with basic and diluted earnings per common share of $0.17 each compared to $647,000 with basic and diluted earnings per share of $0.41 each, for the fourth quarter of 1999. The lower quarterly net income is mainly the result of shrinking net interest income during the quarter compared to the same quarter 1999.

                                     -MORE-

Results for December 31, 2000 year ended showed net interest income at $7.1 million compared to $7.9 million for December 31, 1999 year to date, a 10.1% decrease. The net interest margin for December 31, 2000 year ended of 2.90% has decreased compared to the same period 1999 of 3.50%. This decrease is a result of tighter net interest rate spreads caused by rising interest rates. Deposits and borrowings have shorter terms than loan products and therefore in the rising rate environment, cost of funds rise faster than loan yields.

Deposits increased from $143.2 million at December 31, 1999 to $146.8 million at December 31, 2000, a 2.5% increase. This increase is due to the time deposits inflow that occurred in fourth quarter 2000. Borrowings decreased $13.1 million during the year, which increases the banks available liquidity.

Total assets at December 31, 2000 of $247.1 million compared to December 31, 1999 assets of $254.7 million reflects a 3.0% decrease. The asset reduction at December 31, 2000 compared to December 31, 1999 was attributable to a $8.2 million decrease in net loans receivable, partially impacted by the $1.2 million of loans sold into the secondary mortgage market.

Shareholder equity at December 31, 2000 was $26.6 million compared to $25.7 million at December 31, 1999. Return on average equity for 2000 was 4.88% compared to 10.15% for 1999.

 As previously reported, the board of directors of Northeast Indiana Bancorp approved at the June board meeting a stock repurchase program which allows management to purchase up to 6.75% or up to 117,000 shares of the outstanding shares over the next twelve months. The company has purchased 40,500 shares to date under this new program leaving approximately 76,500 shares to be repurchased. Northeast Indiana Bancorp, Inc. had 1,692,536 shares outstanding at December 31, 2000.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -MORE-

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                               ASSETS

                                                                                December  31,      December 31,
                                                                                -------------      ------------
                                                                                     2000             1999
                                                                                     ----             ----
Interest-earning cash and cash equivalents                                      $  3,208,993      $  2,938,701
Noninterest earning cash and cash equivalents                                      3,367,273         2,960,502
                                                                                ------------      ------------
   Total cash and cash equivalents                                                 6,576,266         5,899,203
Interest earning deposits in financial institutions                                       --           100,000
Securities available for sale                                                     31,226,026        33,192,217
Securities held to maturity (fair value:  December 31, 2000- $ 383,000;
December 31, 1999- $456,511                                                          383,000           456,511
Loans receivable, net of allowance for loan loss December 31, 2000
$2,001,172 and December 31, 1999 $1,766,700                                      200,151,133       208,394,576


Accrued interest receivable                                                          895,612           839,967
Premises and equipment                                                             2,244,179         2,292,342
Investments in limited liability partnerships                                      1,703,839         1,332,128
Other assets                                                                       3,914,247         2,239,874
                                                                                ------------      ------------
    Total Assets                                                                $247,094,302      $254,746,818
                                                                                ============      ============
                                LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                         146,806,118       143,211,593
Borrowed Funds                                                                    72,538,670        84,753,919
Accrued interest payable and other liabilities                                     1,175,757         1,126,007
                                                                                ------------      ------------
    Total Liabilities                                                            220,520,545       229,091,519
                                                                                ------------      ------------

Retained earnings - substantially restricted                                      26,573,757        25,655,299
                                                                                ------------      ------------
    Total Liabilities and Shareholder's Equity                                  $247,094,302       254,746,818
                                                                                ============      ============

--------------------------------------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME

                                                               Three Months Ended                      Twelve Months Ended
                                                                   December 31,                            December 31,

                                                             2000                 1999              2000                1999
                                                             ----                 ----              ----                ----
Total interest income                                 $      4,822,591            4,819,702       19,565,539          17,721,675
Total interest expense                                       3,249,751            2,793,383       12,485,298           9,845,483
                                                       ----------------     ----------------   --------------   -----------------
   Net interest income                                $      1,572,840      $     2,026,319    $   7,080,241    $      7,876,192
                                                       ----------------     ----------------   --------------   -----------------
Provision for loan losses                                      316,796              267,147        1,590,546             448,647
                                                       ----------------     ----------------   --------------   -----------------
   Net interest income after provision for

   Loan losses                                        $      1,256,044      $      1,759,172   $    5,489,695   $      7,427,545
                                                       ----------------     ----------------   --------------   -----------------
Net Realized gain (loss) on sale of securities                (10,323)                    -         (11,886)                   -
Other

Total noninterest income

                                                               294,441              221,067        1,021,479             832,127
                                                       ----------------     ----------------   --------------   -----------------
                                                               284,118              221,067        1,009,593             832,127
Total noninterest expenses                                   1,190,903            1,067,054        4,774,958           4,194,447
                                                      -----------------     ----------------   --------------   -----------------
  Income before income tax expenses                   $        349,259      $       913,185    $   1,724,330    $      4,065,225
                                                      -----------------     ----------------   --------------   -----------------
Income tax expenses                                             75,536              266,506          440,887           1,475,288
                                                      -----------------     ----------------   --------------   -----------------
     Net Income                                       $        273,723      $       646,679    $   1,283,443    $      2,589,937
                                                      =================     ================   ==============   =================



--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA

                                                                 Three Months Ended                       Twelve Months Ended
                                                                     December 31,                              December 31,
                                                              2000                 1999                 2000                1999
                                                              ----                 ----                 ----                ----
Basic Earnings per share                                      0.17                 0.41                 0.80                1.59
Dilutive Earnings per share                                   0.17                 0.41                 0.79                1.54
Net interest margin                                           2.62                 3.32                 2.90                3.50
Return on average assets                                      0.44%                1.02%                0.50%               1.11%
Return on average equity                                      4.11%               10.04%                4.88%              10.15%
Average shares outstanding-primary                         1,587,099            1,562,138           1,596,286           1,624,435
Average shares outstanding-diluted                         1,592,461            1,573,874           1,625,968           1,683,100

                                                                                                               At December 31

Total non-performing assets as a percentage of total                                                       1.19%            0.70%
assets

Stockholders' equity as a % of total assets                                                               10.75%           10.07%
Book value per share                                                                                $     15.70       $    14.63


Common shares outstanding- E-O-P                                                                      1,692,536        1,753,520